October 10, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Cecilia Blye, Chief
Jennifer Hardy, Special Counsel
Amanda Ravitz, Assistant Director

Re:        Mellanox Technologies, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 1-33299

Dear Ms. Blye:

Mellanox Technologies, Ltd. (the “Company”) is hereby responding to the comment letter to the Company’s annual report on Form 10-K for the period ended December 31, 2016 (the “10-K”) received on September 27, 2017 from the staff of the Commission (the “Staff”). The Company has set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Form 10-K filed February 17, 2017

General

1.
A May 9, 2017 profile of the Family 8867 IBM Power Systems using a Mellanox-Sourced Unified Fabric Manager, posted on the internet, lists Syria and Sudan among the countries that use certain power cords to power the system and/or peripheral features. Also, ITdistri.com’s website provides a profile on StorIT Distribution FZCO which states that it exports to Syria and Sudan, and that the main brands that it distributes include Mellanox Technologies. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. In this regard, we note that your customer Huawei has reported contacts with Syria and Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.
Response: As explained in greater detail below, the Company does not do business with Syria or Sudan (the “Sanctioned Countries”) and has no contacts in either country. The Company understands and is committed to complying with the export controls and economic sanctions regulations applicable to its international business operations, including, without limitation, U.S. and Israeli laws, and we maintain robust internal controls to ensure compliance.
Upon receipt of the Staff’s comments, the Company conducted a review of its business dealings with IBM, StorIT Distribution FZCO and Huawei Technologies Co. Ltd. (collectively and with their respective subsidiaries, the “Inquiry Group”). We have found no evidence that the Company has had any past, or has any current or anticipated, contacts with the Sanctioned Countries, either directly or indirectly. To the Company’s knowledge, the Company provides no products, technology or services, directly or indirectly, to the Sanctioned Countries, and the Company does not have any agreements, arrangements or other contacts with the governments of the Sanctioned Countries or entities they control.
The Company is a leading supplier of end-to-end Ethernet and InfiniBand intelligent interconnect solutions which are incorporated into servers, storage, communication infrastructure equipment and other embedded systems manufactured and sold by a wide range of original equipment manufacturers, including IBM and Huawei Technologies Co. Ltd. and their respective subsidiaries, and distributed by multiple distributors, including StorIT Distribution FZCO. The Company’s products are delivered to the Inquiry Group, and the Company has no control over the production of finished goods by the Inquiry Group or the Inquiry Group’s delivery of products to its customers. IBM and Huawei use Company products as components in end products that they produce and supply to their customers around the world. The Company has no control over where members of the Inquiry Group sell their products, and the Company is not in a position to comment on jurisdictions where the Inquiry Group members may sell their products.
The Company has implemented and maintains internal export and economic sanctions policies and procedures, including the use of third-party tools, such as Amber Road’s “Export on Demand” to screen transactions against prohibited countries, restricted parties and activities of concern, as well as training for key personnel. The Company also requires its third-party sales and distribution partners to comply with all applicable laws and prohibits exports, re-exports and re-transfers, direct or indirect, to countries or parties that are prohibited under U.S. or other applicable laws.

The Company further notes that, pursuant to Israel’s Trading with the Enemy Ordinance - 1939, as an Israeli company with its headquarters based in Israel and a majority of its employees based in Israel, the Company is prohibited from trading goods with enemy countries or with the residents of enemy countries, and Syria is currently identified by the State of Israel as an enemy country. Under Israeli sanctions law, it is also prohibited for all Israeli persons and companies to trade with a company (irrespective of jurisdiction of its incorporation) if that company is controlled by an enemy state, a company registered in an enemy state or a resident of such state.

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: As more fully set forth in the response to the comment above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with the Sanctioned Countries or entities that they control. Accordingly, the Company is not aware of any revenues, assets or liabilities associated with the Sanctioned Countries for the last three fiscal years and the subsequent interim period and, therefore, the Company has no reason to believe that the type of divestment or similar initiatives described in this comment would have a material impact on the Company’s reputation or the investment decisions of the Company’s investors.

3.	Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.
Response: The Company does not currently sell any product that falls within the definition of a dual-use item. Moreover, as more fully set forth in the response to the first comment above, the Company has no direct contacts, through sales or otherwise, with the Sanctioned Countries, and is unaware of any indirect sales to any Sanctioned Country of its products by third persons who might incorporate the Company’s products into products manufactured by such third persons.

The Company trusts that the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 916-0024 or by fax at (408) 585-0324 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jacob Shulman
Jacob Shulman
Chief Financial Officer
Mellanox Technologies, Ltd.

cc:    Eyal Waldman, Mellanox Technologies, Ltd.
Alinka Flaminia, Mellanox Technologies, Ltd.
Alan C. Mendelson, Esq., Latham & Watkins LLP
William M. McGlone, Esq., Latham & Watkins LLP

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